Exhibit 3

PROTOCOL AND JUSTIFICATION OF THE MERGER OF COPART 5 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION INTO AND WITH OI S.A. – IN JUDICIAL REORGANIZATION

COPART 5 PARTICIPAÇÕES S.A. - IN JUDICIAL REORGANIZATION, a closely-held company, with head office located at Rua General Polidoro, nº 99, 5º andar - parte, Botafogo, Rio de Janeiro/RJ, Taxpayer Identification (CNPJ/MF) Number 12.278.083/0001-64, with its corporate documents filed with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE 3330029428-7, herein represented under its By-laws ("Copart 5"); and

OI S.A. – IN JUDICIAL REORGANIZATION, a publicly-held company with head office at Rua do Lavradio, 71, 2º andar - Centro, in the City and State of Rio de Janeiro, Postal Code (CEP) 20230-070, Taxpayer Identification (CNPJ/MF) Number 76.535.764/0001-43, with its corporate documents filed with JUCERJA under NIRE 33.3.0029520-8, herein represented under its By-laws (referred to individually as "Oi" and, jointly and indistinctly with Copart 5, as the "Parties"),

WHEREAS:

(i)        Copart 5 is a joint-stock company whose sole shareholder is Oi, holding 100% (one hundred percent) of its capital stock. Copart 5’s corporate purpose is the management and leasing of real property, as well as the assignment of rights of any nature, including over real estate, being able to lease, give in usufruct, in whole or in part,  and, finally, perform all acts required for the best use of such assets, including performing maintenance, repair and improvement thereof;

(ii)        Oi is a publicly-held company whose corporate purpose is the offer of telecommunications services and all activities required or useful for the delivery of such services, in accordance with the concessions, authorizations and permits granted to it, Oi being entitled, for achieving its purpose, to include the assets and rights of third parties in its assets, hold equity interests in the capital of other companies, incorporate wholly-owned subsidiaries to perform activities included in its corporate purpose and which are recommended to be decentralized, promote the import of goods and services required for the performance of activities included in its corporate purpose, provide technical assistance services to telecommunications companies, performing activities of common interest, carry out studies and research aimed at the development of the telecommunications sector, enter into contracts and agreements with other companies operating telecommunications services or any persons or entities, aiming to ensure operation of the services, without prejudice to its duties and responsibilities, and perform other activities related or correlated to its corporate purpose;

(iii)       the Parties are undergoing a judicial reorganization process, together with other companies directly or indirectly controlled by Oi (all, jointly, the "Companies under Reorganization"), and their Restated Judicial Reorganization Plan was approved by the General Meeting of Creditors on December 20, 2017 and confirmed by the 7th Corporate Court of the Capital District of the State of Rio de Janeiro on January 8, 2018, according to the decision published on February 5, 2018 (the "JRP");

(iv)       the JRP established the adoption of a series of measures by the Companies under Reorganization with a view to overcoming its momentary economic and financial crisis, among which are the implementation of corporate reorganization operations with a view to optimizing operations and increasing the results of the Companies under Reorganization and other direct and indirect subsidiaries of Oi (all, together with the Companies under Reorganization, the "Oi Companies"), as well as obtaining a more efficient and adequate structure to implement the proposals provided in the JRP and continuing the activities of the Oi Companies;

(v)       the merger of Copart 5 with and into Oi is expressly mentioned in Annex 7.1 of the JRP as one of the corporate reorganization operations that may be carried out by the Companies under Reorganization and will contribute to achieve the goals mentioned in the previous item; and

(vi)       the unification of the operations of the Parties, through the consolidation of the activities developed, will bring considerable administrative and economic benefits, with reduction of costs and generation of synergy gains for greater efficiency in the offer of services, contributing to the achievement by the Oi Companies of the objectives mentioned in item (iv).

The Parties resolve, in compliance with the provisions of articles 224, 225 and 227 of Law No. 6,404/76 (the "Brazilian Corporations Law"), to enter into this Protocol and Justification of the Merger of Copart 5 Participações S.A. - In Judicial Reorganization into and with Oi S.A. - In Judicial Reorganization (the "Protocol and Justification"), aiming to regulate the terms and conditions applicable to the merger of Copart 5 into and with Oi (the "Merger"):

CLAUSE ONE - PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of Copart 5 by Oi, with the transfer of all shareholders’ equity of Copart 5 to Oi, which shall succeed the former universally, in all its assets, rights and obligations, so that Copart 5 will be terminated, pursuant to articles 227 et seq. of the Brazilian Corporations Law.

1.2. Justification of the  Merger. The purpose of the Merger is to consolidate the activities conducted by the Parties in a single company, which will bring considerable administrative and economic benefits, with rationalization of costs and gains in synergy, for greater efficiency in the offer of services, contributing to the achievement by the Oi Companies of the goals mentioned in item (iv) of the Recitals.

1.3. Copart 5’s account balances. The balances of Copart 5's creditor and debtor accounts shall be transferred to the corresponding accounts in Oi's accounting books, with the necessary adjustments. Thus, Copart 5's assets and liabilities shall be transferred to Oi's equity, and Copart 5 shall be terminated.

CLAUSE TWO - CRITERIA FOR THE APPRAISAL OF THE SHAREHOLDERS’ EQUITY OF COPART 5

2.1. Appraisal of the shareholders’ equity of Copart 5. Copart 5's shareholders' equity was appraised based on its book value, according to the analytical interim balance sheet of the Parties prepared on the base date of November 30, 2018 ("Base Date"), as well as on the analytical opening of the most relevant equity items, among other documents. In compliance with the provisions of articles 226 and 227 of the Brazilian Corporations Law, the specialized company Valore Consultoria e Avaliações Ltda. ("Meden") was selected to undertake the appraisal of the net equity of Copart 5, which shall be absorbed by Oi. The selection and engagement of Meden shall be ratified and approved by Oi, as the sole shareholder of Copart 5, and by Oi's shareholders. As provided in the appraisal report included in Exhibit I (the "Appraisal Report"), the book value of Copart 5's shareholders' equity, on the Base Date, is negative in the amount of R$ 56,361,728.42 (fifty-six million, three hundred and sixty-one thousand, seven hundred and twenty-eight reais and forty-two cents).

2.2. Appraisal at Market Value. Given that 100% (one hundred percent) of the shares issued by Copart 5 are held by Oi, and that Copart 5 does not, therefore, have other shareholders, the preparation and submission of an appraisal report on the net worth of Copart 5 and Oi at market value, as established in article 264 of the Brazilian Corporations Law, as well as the assembly of an independent special committee, provided for in CVM Guiding Opinion No. 35/08, are not required.

2.3. Treatment of Equity Variations. The equity variations occurring in Copart 5 as from the Base Date shall be appropriated in Oi in the accumulated profits or loss account.

CLAUSE THREE - SHARES ISSUED BY ONE COMPANY AND HELD BY ANOTHER AND TREASURY SHARES

3.1. Treatment of Shares issued by one Company and held by the Other. Upon the approval of the Merger and the consequent termination of Copart 5, all shares issued by Copart 5 and held by Oi shall be cancelled. There are no shares issued by Oi held by Copart 5.

3.2. Treatment of treasury shares. Copart 5 has no treasury shares. The Merger shall have no impact on the shares held in treasury by Oi.

CLAUSE FOUR - INCREASE IN THE CAPITAL STOCK OF OI AND NUMBER, TYPE AND CLASS OF SHARES TO BE ALLOCATED

4.1. Copart 5's Net Equity. The book value of the net equity of Copart 5 to be incorporated by Oi is negative in the amount of R$ 56,361,728.42 (fifty-six million, three hundred and sixty-one thousand, seven hundred and twenty-eight reais and forty-two cents).

4.2. Number, Type and Class of Shares to be Allocated. Given that all shares issued by Copart 5 are held by Oi, Copart 5's unsecured liabilities shall not have any effect on Oi's capital stock, as the acquiring company, and there shall be no increase or reduction in its capital stock, nor issuance of new shares of Oi as a result of the Merger and, therefore, the provisions of articles 224, items I and V, of the Brazilian Corporations Law do not apply.

CLAUSE FIVE - APPROVAL BY THE GENERAL MEETINGS OF SHAREHOLDERS OF COPART 5 AND OI

5.1. General Meetings. Extraordinary General Meetings of Shareholders of Copart 5 and Oi shall be held for approval of the Merger, which shall resolve on the Merger.

CLAUSE SIX - MISCELLANEOUS

6.1. No incidence of ITBI. On the Merger, the Inter Vivos Real Estate Transfer Tax (Imposto sobre a Transmissão de Bens Imóveis Inter Vivos) ("ITBI") is not levied, as expressly provided for in article 156, paragraph 2, item I, of the Constitution of the Federative Republic of Brazil, since Oi, as the acquiring company and, consequently, as the acquirer of the real estate properties held by Copart 5, has as its main activity the offer of telecommunications services, as highlighted in item (ii) of the Recitals of this Protocol and Justification.

6.2. Right of Withdrawal. Pursuant to the provisions of article 137 of the Brazilian Corporations Law, the right of withdrawal is ensured to shareholders of the mergee that dissent from the resolution approving the Merger. Given that Oi is the sole shareholder of Copart 5 and the acquiring company, there shall be no exercise of the withdrawal right as a result of the Merger.

6.3. Termination of Copart 5. Upon implementation of the Merger, Copart 5 will be terminated and all its assets, rights, properties, obligations and responsibilities shall be merged into Oi, which shall succeed Copart 5.

6.4. Authorization to the Parties’ Management. Once the Merger is approved by the General Shareholders' Meetings of the Parties, the Parties’ managers shall be authorized to perform any and all acts necessary for implementation and formalization of the Merger, including the transfer of Copart 5's equity, whether assets or liabilities, to Oi.

6.5. Survival of Valid Articles. If any clause, provision, term or condition of this Protocol and Justification is found to be invalid, the other clauses, provisions, terms and conditions not affected by such invalidation shall remain valid.

6.6. Jurisdiction. The Courts of the Central Judiciary District of the Capital of the State of Rio de Janeiro are hereby elected to settle all matters arising from this Protocol and Justification, waiving any other, however privileged it may be or may come to be.

In witness whereof, the parties execute this Protocol and Justification in four (4) counterparts of equal content and form and for one only purpose, together with two witnesses identified below.

Rio de Janeiro, January 23, 2019.

COPART 5 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION

______________________________ Name: Title:	________________________________ Name: Title:

OI S.A. – IN JUDICIAL REORGANIZATION

______________________________ Name: Title:	________________________________ Name: Title:

Witnesses:

______________________________ Name: Taxpayer Id. N. (CPF):	_____________________________ Name: Taxpayer Id. N. (CPF):

Exhibit I

Accounting appraisal report of the Shareholders’ Equity of

COPART 5 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION